Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202

February 4, 2008

VIA EDGAR & E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC  20549

Re:	Storm Cat Energy Corporation
Registration Statement on Form S-1
File No. 333-147023

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Storm Cat Energy Corporation, a corporation incorporated under the laws of British Columbia, Canada (“Storm Cat”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on February 6, 2008, or as soon thereafter as practicable.

In connection with this request for acceleration, Storm Cat acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Storm Cat from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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Storm Cat may not assert staff comments and the declaration of effectivenessas a defense in any proceeding initiated by the Commission or any person under thefederal securities laws of the United States.

Very truly yours,

Storm Cat Energy Corporation

By:/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer and Secretary

cc:	Donna Levy, SEC, Division of Corporation Finance
Richard J. Mattera, Esq.
Chalyse Robinson, Esq.